

February 4, 2013

Via E-mail
Mr. Takuya Kozuki
Representative Director, President
Konami Corporation
7-2, Akasaka 9-chome
Minato-ku, Tokyo 107-8323
Japan

      Re: **Konami Corporation**
               Form 20-F for the Fiscal Year Ended March 31, 2012
               Filed July 25, 2012
               File No. 001-31452

Dear Mr. Kozuki:

We have reviewed your letter dated January 18, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 28, 2012.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Item A. Operating Results

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011, page 75

1.   We note your response to prior comment 1, which states that the increase in service and other revenue primarily resulted from the major success of content for social networks, which contributed significantly to the revenue of your Digital Entertainment segment. In

addition, the decrease in product sales revenue primarily resulted from declines in sales of consumer game products. You also acknowledge that this was a historic trend for the periods covered in your Form 20-F and most recent Form 6-K that was impacted by the timing of the release of "hit" titles. Your discussion of material changes in revenues in Results of Operations, however, does not appear to highlight these explanations for the material changes within product sales revenue, service and other revenue, and the overall composition of total net revenues. Please ensure that this section of future filings provides a more detailed explanation of any material changes in results of operations.

2.   We note your response to prior comment 2 that classification of the five businesses (i.e. consumer games, content for social networks, e-Amusement, card games and other) are linked to platforms/distribution channels you use to sell your digital content and do not represent the way that you review your operating results. However, we note that you do disclose revenues for these five businesses in your FY 2012 Financial Results and both FY 2013 Quarterly Financial Results, included on your website. Please clarify why disclosure of these results, and a discussion of changes in these businesses, would not provide investors with a better understanding of your operations. Further, we note your disclosure of total registered members of social media content within these reports. Please tell us what consideration you gave to including this information, as well as the number of these registered members who are paying members, in your results of operations discussion.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

3.   We note your response to prior comment 4. Please tell us who you believe is your customer in the social game content sales and explain how you came to this conclusion. In this regard, clarify whether you consider the platform provider or the game player to be your customer. Also, please tell us who has the ability to set the price of the virtual goods that are sold to the game player. As previously requested, please provide us with the specific accounting guidance that have you relied upon to determine your revenue recognition policy for social game content.

4.   We note in your response to prior comment 5 that your policy is to consider a player to be active until such player ceases to play the game or last logged in. Please clarify how you determine that a player has ceased to play the game. That is, in determining your estimated average playing period, tell us how you take into account that players may stop playing for a period of time and then resume playing the game at a later date. Further, we

note that while your disclosure provides an indication that your obligation exists for the period that a player is expected to access the game or when the virtual good has been consumed, it does not discuss the factors that you considered in determining the average playing period. Please tell us what consideration you gave to disclosing this information.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105, or Evan Jacobson, Staff Attorney, at (202)-551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief